[ALPS Fund Services Letterhead]

October 3,  2014

VIA EDGAR

Ms. Laura Hatch

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street NE

Washington D.C.  20549-8626

RE:

ALPS ETF Trust (the “Registrant”)

Investment Company Act File No. 811-22175

Dear Ms. Hatch,

On behalf of the Registrant, this letter responds to your comments communicated orally to ALPS Advisors, Inc. (“ALPS”), the investment adviser of the Registrant, on September 4, 2014 with respect to the review of the Registrant by the Securities and Exchange Commission (the “Commission”). You stated that the purpose of the Commission’s review was designed to ensure that the filings made by the Registrant with the Commission, including the accompanying Registrant disclosures, complied with the Sarbanes-Oxley Act of 2002.

Set forth in the numbered paragraphs below are your comments of September 4, 2014, followed by the Registrant’s responses.  In response to your request, this letter is being submitted to the Commission as a correspondence filing via EDGAR within thirty (30) days of receipt of your comments.

1)

Comment:

 You provided several comments regarding the Registrant’s Form N-CSR filing for its fiscal year ended November 30, 2013, as filed on February 7, 2014. In particular, you noted the following:

(a) You stated that the certain series of the Registrant, in particular the VelocityShares Tail Risk Hedged Large Cap ETF (“TRSK”) and VelocityShares Volatility Hedged Large Cap ETF (“SPXH”) may use a volatility strategy to hedge tail risk events in the S&P 500 by utilizing two underlying exchange-traded funds, which utilize futures contracts, swap agreements and other financial investments to gain leveraged or inverse positions on the S&P 500 VIX Short-Term Futures Index.  You stated that the Commission has issued guidance via Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979) and Use of Derivatives by Investment Companies under the Investment Company Act of 1940, Investment Company Act Release No. IC-29776 (Aug. 31, 2011) and may issue further guidance regarding the asset segregation obligations of an investment company that utilizes swaps.

(b) You stated that the notes to the financial statements for the Alerian MLP ETF (“AMLP”), a series of the Registrant, contain a line item under the deferred tax assets for “charitable contribution carry-forward”. You requested that the Registrant clarify the line item “charitable contribution carry-forward” to the Commission.

(c) You noted that AMLP seeks investment results that correspond (before fees and expenses) generally to the price and yield performance of its underlying index, the Alerian MLP Infrastructure Index (“AMZI”). You noted that the performance overview section of the annual report dated November 30, 2013 for AMLP contains information regarding the performance returns of both AMLP and AMZI.  You noted that for the one-year ended November 30, 2013, the net asset value performance of AMLP was 15.16% and market price performance of AMLP was 15.09% versus 24.41% for AMZI. You requested that the Registrant clarify the performance difference between AMZI and AMLP.

(d)  You requested that the Registrant confirm that the financials for AMLP include all tax expenses incurred by AMLP.

Response:

(a)   The Registrant is aware of the Commission’s position regarding asset segregation vis-à-vis certain derivative instruments and the Registrant confirms that it will comply with any current or future regulation promulgated by the Commission or other federal agency regarding the use of swaps.

 (b)  AMLP is treated as a C-Corporation for federal income tax purposes.  Under current law, AMLP is not eligible to elect treatment as a regulated investment company due to its investments primarily in master limited partnerships (“MLPs”) invested in energy assets.  These MLPs may have charitable contributions that flow through to AMLP from the K-1s from underlying partnerships.  Charitable contributions are only deductible to the extent they exceed 10% of a fund’s taxable income before charitable contribution deduction.  The excess deduction can be carried forward for five tax years.  The AMLP tax provision showed a taxable loss for the period ending November 30, 2013. Since AMLP did not have taxable income, these deductions were limited for the period.  As AMLP expects to have taxable income and be able to utilize these deductions in the carry-forward period, these currently limited deductions are reflected as a deferred tax asset. See Internal Revenue Code 170(b)(2)(A) and 170(d)(2)

 (c) AMLP is taxed as a regular C-Corporation for federal income tax purposes and as such, is subject to the maximum marginal regular federal income tax rate for a corporation, currently 35%. Additionally, AMLP is also subject to state taxes in all jurisdictions where the MLPs it invests in have income tax nexus. Currently AMLP accrues state tax expense at a rate of 2.5% to account for these jurisdictions; the total accrual for Federal and State taxes is approximately 37.5% of performance results. Being that the underlying index (“AMZI”) is not subjected to these taxes, AMLP will generally always lag the returns of AMZI in positive markets by roughly 37.5%.

(d)  The Registrant confirms that the financials for AMLP include all tax expenses incurred by AMLP.  The Registrant accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. We provide for income taxes at the current and future enacted tax rates and laws applicable in each taxing jurisdiction where we are subject to income tax.

*****

In connection with the Commission’s review of filings made by the Registrant, including the accompany Registrant disclosures in view of compliance with the Sarbanes-Oxley Act of 2002, as described herein, the Registrant hereby acknowledges that:

(i)

The Registrant is responsible for the adequacy and accuracy of the disclosures in its filings;

(ii)

Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(iii)

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Please feel free to contact the undersigned at 720.917.0602 should you have any questions.

Sincerely,

/s/ Erin D. Nelson

Erin D. Nelson, Esq.

Secretary, ALPS ETF Trust

cc:

Board of Trustees, ALPS ETF Trust

Patrick Buchanan, Treasurer, ALPS ETF Trust

Melanie Zimdars, Chief Compliance Officer, ALPS ETF Trust

Stuart Strauss, Esq., Dechert LLP

Lawrence Depp, Deloitte & Touche LLP

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